SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 4)


                           Balchem Corporation (BCP)
--------------------------------------------------------------------------------
                               (Name of Issuer)


                       Common Stock, $.06 2/3 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   123164105
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to designate  the rule pursuant to which this
Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 123164105
          ---------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Phronesis Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     330,100

6.   SHARED VOTING POWER

     0

7.   SOLE DISPOSITIVE POWER

     330,100

8.   SHARED DISPOSITIVE POWER

     0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     330,100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.92%

12.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 123164105
          ---------


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     James Wiggins

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     330,100

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     330,100

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     330,100

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                      [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.92%

12.  TYPE OF REPORTING PERSON*

     IN, IA

CUSIP No. 123164105
          ---------


Item 1(a).  Name of Issuer:


            Balchem Corporation (BCP)
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            P.O. Box 175 Slate Hill, New York 10973

            ____________________________________________________________________


Item 2(a).  Name of Persons Filing:


            James Wiggins
            Phronesis Partners, L.P.
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            197 East Broad Street, Ste. 200
            Columbus, OH 43215
            ____________________________________________________________________

Item 2(c).  Citizenship:

            Delaware Limited Partnership


            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, $.06 2/3 Par Value (the "Common Stock")
            ____________________________________________________________________

Item 2(e). CUSIP Number:


           123164105
           ____________________________________________________________________


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An   investment   adviser   in   accordance   with   Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:


          330,100 shares benefically owned by Phonesis Partners, L.P.; 330,100 shares beneficially owned by James Wiggins.
          ______________________________________________________________________

     (b)  Percent of class:

          6.92% by Phronesis Partners, L.P.; 6.92% by James Wiggins.
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

Phonesis Partners, L.P.:

          (i)    Sole power to vote or to direct the vote       330,100
                                                          _____________________,

          (ii)   Shared power to vote or to direct the vote           0
                                                          _____________________,

          (iii)  Sole power to dispose or to direct the
                 disposition of                                 330,100
                                                          _____________________,

          (iv)   Shared power to dispose or to direct
                 the disposition of                                   0
                                                          _____________________.
James Wiggins:


          (i)    Sole power to vote or to direct the vote             0
                                                          _____________________,

          (ii)   Shared power to vote or to direct the vote     330,100
                                                          _____________________,

          (iii)  Sole power to dispose or to direct the
                 disposition of                                       0
                                                          _____________________,

          (iv)   Shared power to dispose or to direct
                 the disposition of                             330,100
..                                                         _____________________.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

          N/A
          ______________________________________________________________________


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

          N/A
          ______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

          N/A
          ______________________________________________________________________


Item 8.   Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

          N/A
          ______________________________________________________________________


Item 9.   Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

          N/A
          ______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to
the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHRONESIS PARTNERS, L.P.

      /s/ James Wiggins
     -----------------------
          James Wiggins

By:  /s/  James Wiggins
     -----------------------
          JAMES WIGGINS
          General Partner




Date:  April 29, 2003

                                                                 Exhibit A


                                   AGREEMENT

The undersigned agree that this Schedule 13G dated April 29, 2003 relating to the Common Stock par value $0.06 2/3 per share of Balchem Corporation, shall be filed on behalf of the undersigned.




                                         PHRONESIS PARTNERS, L.P.

                                    By:  /s/ James Wiggins
                                         -----------------------------
                                             James Wiggins,
                                             General Partner


                                         /s/ James Wiggins
                                         -----------------------------
                                             James Wiggins














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